April 26, 2017

VIA EDGAR AND E-MAIL

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Rent-A-Center, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2017
File No. 1-38047

Dear Mr. Hindin:

On April 11, 2017, Rent-A-Center, Inc. (the “Company”) filed a preliminary proxy statement (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Company’s 2017 Annual Meeting of Stockholders, scheduled to be held on June 8, 2017 (including any adjournment, postponement or rescheduling thereof, the “2017 Annual Meeting”). This letter is in response to the Staff’s comment letter of April 25, 2017, with respect to the Company’s compliance with Exchange Act Rule 14a-13(a)(3). In response to the Staff’s comment letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.

Staff Comments:

For the reasons conveyed to Todd Thorson on a telephone call earlier today, we are unable to agree with your conclusion that the required broker search was conducted more than 20 business days in advance of the April 24 record date for the annual meeting such that the Company complied with Exchange Act Rule 14a-13(a)(3). Please amend the Company’s proxy statement to acknowledge such non-compliance. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company’s non-compliance with this rule at this time, please note that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Company Response:

Today, the Company filed Amendment No. 2 to the Preliminary Proxy Statement with the Commission in which it disclosed its non-compliance with Rule 14a-13(a)(3) in connection with the Company’s upcoming annual meeting of stockholders. The Company understands that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

April 26, 2017

* * * * * *

If you or any other member of the Staff of the Commission has any questions or comments regarding the foregoing, please telephone the undersigned, Tom Hughes, of Winston & Strawn LLP, which is serving as counsel to the Company. Mr. Hughes can be reached by telephone at (214) 453-6441 or via email at TWHughes@winston.com.

Sincerely,

/s/ Thomas W. Hughes

Thomas W. Hughes

cc:	Ms. Dawn Wolverton (Rent-A-Center, Inc.)
Mr. Todd J. Thorson (Winston & Strawn LLP)